

05040740

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/24

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40963

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Carlin Equities Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvatore A. Risi 212-332-2612
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore A. Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carlin Equities Corp., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

Karen Crowe
Notary Public-State of New York
No. 01CR6052729
Qualified in Rockland County
My Commission Expires 12/26/2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CARLIN EQUITIES CORP.
and SUBSIDIARIES

REPORT ON AUDIT OF CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
NewYork, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

INDEPENDENT AUDITOR'S REPORT

The Shareholders of
Carlin Equities Corp. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Carlin Equities Corp. and Subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of income, changes in shareholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carlin Equities Corp. and Subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



New York, New York
February 19, 2005

CARLIN EQUITIES CORP.
Consolidated Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 1,122,880
Receivables from clearing brokers	21,100,067
Securities owned, at market value	27,432,117
Furniture, fixtures and equipment, at cost net of accumulated depreciation of $4,116,154	2,110,540
Other assets	1,502,974
Total assets	$ 53,268,578
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Commissions payable	$ 4,171,818
Securities sold, not yet purchased, at market value	29,621,369
Accounts payable and accrued expenses	5,406,633
Total liabilities	39,199,820
Minority interest in net assets of subsidiaries	137,669
Liabilities subordinated to claims of general creditors	2,000,000
Shareholders' equity	
Common stock, no par value; 200 shares authorized; 25.9 shares issued and outstanding	1,185,879
Additional paid in capital	1,426,456
Retained earnings	11,398,754
	14,011,089
Less treasury stock, 4.7 shares at cost	2,080,000
Total shareholders' equity	11,931,089
Total liabilities and shareholders' equity	$ 53,268,578

The accompanying notes are an integral part of these financial statements.

CARLIN EQUITIES CORP.
Consolidated Statement of Income
Year Ended December 31, 2004

Revenues	
Commissions	$ 91,055,825
Trading	10,782,781
Interest income	4,354,055
Other	468,391
Total revenues	106,661,052
Expenses	
Commissions	49,062,173
Clearance and execution charges	17,694,977
Employee compensation and benefits	11,557,419
Trading communication	9,287,518
Interest	2,266,533
Legal and other professional fees	4,282,373
Administrative and office	639,720
Computer and data processing	391,126
Telephone	2,102,099
Rent and occupancy	3,019,185
Depreciation and amortization	1,097,453
Licensing and registration	350,213
Travel and entertainment	952,275
Other operating expenses	301,952
Total expenses	103,005,016
Income before minority interest and state and local income taxes	3,656,036
Minority interest	194,593
State and local income taxes	300,000
Net income	$ 3,161,443

The accompanying notes are an integral part of these financial statements.

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

CARLIN EQUITIES CORP.
Consolidated Statement of Changes in Shareholders' Equity
Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Shareholders' equity at January 1, 2004	$ 1,185,879	$ 921,456	$ 10,016,821	$ —	$ 12,124,156
Net income	—	—	3,161,443	—	3,161,443
Capital contributed	—	505,000	—	—	505,000
Distributions to shareholders	—	—	(1,779,510)	—	(1,779,510)
Purchase of treasury stock	—	—	—	(2,080,000)	(2,080,000)
Shareholders' equity at December 31, 2004	$ 1,185,879	$ 1,426,456	$ 11,398,754	$ (2,080,000)	$ 11,931,089

The accompanying notes are an integral part of these financial statements.

CARLIN EQUITIES CORP.
Consolidated Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
Year Ended December 31, 2004

Subordinated borrowing, January 1, 2004	$ 2,000,000
	—
Subordinated borrowing, December 31, 2004	$ 2,000,000

The accompanying notes are an integral part of these financial statements.

CARLIN EQUITIES CORP.
Consolidated Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 3,161,443
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,097,453
Changes in assets and liabilities:	
Receivables from clearing brokers	(1,066,708)
Securities owned, at market value	14,674,905
Due from affiliates	291,682
Other assets	(559,784)
Commissions payable	1,607,331
Securities sold, not yet purchased, at market value	(14,338,887)
Account payable and accrued expenses	(1,130,667)
Other liabilities	(546,358)
Minority interests	68,223
Net cash provided by operating activities	3,258,633
Cash flows from investing activities:	
Purchase of furniture, fixtures and equipment	(521,225)
Cash flows from financing activities:	
Notes payable, former shareholders, net	390,000
Capital contributed	505,000
Distributions to shareholders	(1,779,510)
Purchase of treasury stock	(2,080,000)
Net cash used in financing activities	(2,964,510)
Net decrease in cash and cash equivalents	(227,102)
Cash and cash equivalents, beginning of year	1,349,982
Cash and cash equivalents, end of year	$ 1,122,880
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 2,243,436
Cash paid during the year for income taxes	$ 83,506

The accompanying notes are an integral part of these financial statements.

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1. **Organization**

Carlin Equities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker for which it earns commissions, interest and trading profits. Securities transactions for the Company's customers are cleared through and carried by Spear, Leeds & Kellogg ("SLK), Pershing, and Fiserv, Inc. ("Fiserv"), all New York Stock Exchange member firms, on a fully disclosed basis. Futures transactions are cleared through Refco Securities, LLC ("REFCO"), SLK Futures and Penson Futures. The Company is also engaged in proprietary trading of securities.

The consolidated financial statements include the accounts of the Company and its 70% owned subsidiaries, Carlin Futures, LLC ("Carlin Futures") and GTP Futures, LLC ("GTP Futures"), as well as its wholly-owned subsidiary, U.S. Trading Corp. ("USTC"). All material intercompany balances and transactions are eliminated in consolidation.

Carlin Futures is registered with the Commodity Futures Trading Commissions ("CFTC") and the National Futures Association. USTC is registered as a broker-dealer with the SEC and is a member of the NASD. Carlin Futures and USTC act as introducing brokers for which they earn commissions. GTP Futures, an unregulated entity, trades for its own account. All transactions for GTP Futures and for the customers of Carlin Futures and USTC are cleared through and carried by their clearing brokers on a fully disclosed basis.

2. **Summary of Significant Accounting Policies**

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The Company and its subsidiaries record securities transactions and the related revenue and expenses on a trade date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses on securities transactions are reflected in trading on the consolidated statement of income.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Commissions payable consists of compensation payments made to registered representatives and branches not owned by the Company and its subsidiaries.

Furniture, fixtures and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, not exceeding seven years.

2. **Summary of Significant Accounting Policies (continued)**

The Company and its subsidiaries consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. **Income Taxes**

The Company and its wholly owned subsidiary have elected to operate under Subchapter S status of the Internal Revenue Code and the Company's 70% owned subsidiaries operate as limited liability companies. Therefore, the above entities are not subject to federal and state income taxes. Accordingly, the shareholders and members of the Company and its subsidiaries are individually liable for the taxes on their share of the Company's net income for federal and state income tax purposes. However, the Company is liable for New York City corporation tax and other states and localities where it operates branch offices.

4. **Receivables from Clearing Brokers**

The clearing and depository operations for the Company, its subsidiaries' and customers' securities transactions are provided by SLK, REFCO, Pershing, Fiserv and Penson (collectively the "Clearing Brokers") pursuant to clearance agreements. The Clearing Brokers charge interest on debit balances and pay interest on credit balances and on securities sold, not yet purchased.

At December 31, 2004, all of the securities owned and securities sold, not yet purchased and the amounts receivable from Clearing Brokers reflected on the consolidated statement of financial condition are security positions with and amounts due from the Clearing Brokers. Cash at the Clearing Brokers that is related to securities sold, not yet purchased is restricted until the securities are purchased.

The Company and its subsidiaries do not carry accounts for customers or perform custodial functions related to customers' securities. The Company and its subsidiaries introduce all of their customer/members transactions, which are not reflected in these consolidated financial statements, to the Clearing Brokers, which maintain the customers' accounts and clear such transactions.

For transactions in which the Company and its subsidiaries, through their Clearing Brokers, extend credit to customers, the Company, its subsidiaries, and their Clearing Brokers seek to control the risks associated with these activities by requiring customers/members to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company, its subsidiaries, and the Clearing Brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

4. **Receivables from Clearing Brokers (continued)**

The Company and its subsidiaries have agreed to indemnify the Clearing Brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004, there were no amounts to be indemnified to the Clearing Brokers for these transactions.

5. **Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased as of December 31, 2004 consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
US Treasury obligations	$ —	$ 1,686,430
Fixed income	1,495,649	288,622
Options	74,438	26,008
Equities	25,862,030	27,620,309
Total	$ 27,432,117	$ 29,621,369

Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the consolidated financial statements.

6. **Commitments and Contingencies**

During 2004, the Company negotiated an extension on various leases for its New York City headquarters until August 2005. The Company also leases other office facilities in various locations ("branch offices") throughout the United States. The leases contain provisions for escalations based upon increases in certain costs incurred by the lessor.

The following is the aggregate future minimum lease payments due under the current lease obligations:

Year to End December 31,	
2005	$ 1,304,638
2006	234,337
2007	62,919
	$ 1,601,894

6. Commitments and Contingencies (continued)

The Company and its subsidiaries have been named in various legal and arbitration proceedings. Management believes that it has a meritorious defense for all such proceedings. After considering all relevant facts and the advice of counsel, in the opinion of Management, such proceedings will not have a material adverse effect on the Company's consolidated financial position or results of operations.

7. Retirement Plan

The Company maintains a qualified 401(K) retirement plan that covers all eligible full-time employees ("participants") except for registered representatives. To be eligible, the participants must have attained the age of 21 and have completed three months of service. Participants may elect to contribute a percentage of their salary up to a specified maximum. At its discretion, the Company may make matching contributions. The Company made no matching contributions for the year ended December 31, 2004.

8. Treasury Stock

During 2004, the Company purchased approximately 5 shares from various shareholders for an aggregate cost of $2,080,000. The Company issued notes for $390,000 which are included in accounts payable and accrued expenses to be paid without interest as follows:

2005	$ 40,000
2006	350,000
	390,000
Less current	40,000
Long term portion	$ 350,000

9. Concentration of Credit Risk

The Company and its subsidiaries maintain cash deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

10. **Related Parties**

Included in other assets are amounts due from affiliates (related through common ownership and/or management) which represent various expenses paid by the Company on behalf of those entities. These amounts are due on demand without interest.

Included in accounts payable and accrued expenses are amounts due to affiliates (related through common ownership and/or management) which represent commissions earned on proprietary transactions. These amounts are due on demand without interest.

The Company earned approximately $39,000,000 of commissions from Generic Trading of Philadelphia, LLC ("GTP"). Certain shareholders of the Company are shareholders of the managing member of GTP.

The Company has a management agreement with a related company whose shareholders in the managing member are also shareholders of the Company. Pursuant to the agreement the Company makes available its facilities and employees to provide administrative and brokerage services and office space.

On July 9, 2004 the Company renewed the $2,000,000 subordination note with SLK. The Company pays interest on the subordinated loan at 2% above the prime lending rate. The loan is scheduled to mature on July 9, 2005. The loan is subordinated to the claims of general creditors and has been approved by the NASD for inclusion as equity in computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. The Company estimated the stated value of the subordinated loan to equal its fair value. Interest expense of $128,180 has been charged to operations for the year ended December 31, 2004.

11. **Estimated Fair Value of Financial Instruments**

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature.

12. **Net Capital Requirements**

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness or $100,000.

At December 31, 2004, the Company had net capital of $4,633,881, which was $4,045,516 in excess of its required net capital of $588,365. The Company's ratio of aggregate indebtedness to net capital was 1.90 to 1.

USTC is also subject to the Rule. At December 31, 2004, USTC had net capital of $426,704, which was $326,704 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 1.08 to 1.

Carlin Futures is subject to the minimum financial requirements adopted and administered by the CFTC (Regulation 1.17). At December 31, 2004, Carlin Futures had net capital of $349,988, which was $295,988 in excess of the minimum required under the regulations of the CFTC.

Certain advances, dividend payments, and other equity withdrawals by the Company and its subsidiaries are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

Proprietary balances, if any, held at the Clearing Brokers ('PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and its subsidiaries and the Clearing Brokers, which requires, among other things, that the Clearing Brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company and its subsidiaries, if applicable.

13. **Guarantees**

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify the clearing brokers for losses that it may sustain from the accounts introduced by the Company. In accordance with applicable margin ending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

14. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Carlin Futures	GTP Futures	USTC	Total
Total assets	$ 722,913	$ 45,243	$ 901,662	$ 1,669,818
Total shareholders' equity	$ 433,658	$ 25,241	$ 439,278	$ 898,177
Total minority interest	130,097	7,572	—	137,669
Net shareholders' equity	$ 303,561	$ 17,669	$ 439,278	$ 760,508

The shareholders' equity of all of the above entities are not included as capital in the consolidated computation of the Company's net capital.

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Supplemental Information

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

CARLIN EQUITIES CORP.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2004

Total consolidated shareholders' equity		$ 11,931,089
Less shareholders' equity not allowable for net capital		760,508
Total shareholders' equity qualified for net capital		11,170,581
Add subordinated borrowings allowable in computation of net capital		2,000,000
		13,170,581
Less nonallowable assets:		
Cash	200,067	
Furniture, fixtures and equipment, net	2,101,328	
Other assets	1,508,230	3,809,625
Net capital before haircuts on securities positions		9,360,956
Haircuts on securities	4,570,101	
Undue concentrations	156,974	4,727,075
Net capital		$ 4,633,881
Minimum net capital required, the greater of $100,000 or 6 2/3% of aggregate indebtedness of $8,825,477		$ 588,365
Excess net capital		$ 4,045,516
Ratio of aggregate indebtedness to net capital		1.90 : 1

CARLIN EQUITIES CORP.

Computation of Net Capital Pursuant to Rule 15c3-1 Of the Securities and Exchange Commission (Continued) as of December 31, 2004

Schedule of aggregate indebtedness:	
Items included in consolidated statement of financial condition:	
Commissions payable	$ 3,837,121
Accounts payable and accrued expenses	4,988,356
Aggregate indebtedness	$ 8,825,477

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2004 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2004

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 4,059,603
Nonallowable assets erroneously reported as allowable	(200,067)
Net audit adjustments	(98,581)
Haircuts on securities	872,926
Net capital	$ 4,633,881

CARLIN EQUITIES CORP.
Computation of Reserve Formula
Pursuant to Rule 15-c3-3
December 31, 2004

Exemption claimed under Rule 15c3-3(k)(2)(ii).

Supplementary Report of Independent Auditors

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
NewYork, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Shareholders of
Carlin Equities Corp. and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Carlin Equities Corp. and Subsidiaries (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (i) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Marx Lange Gutterman LLP

New York, New York
February 19, 2005